 **Blackman Kallick**

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone   312/207-1040
Fax   312/207-1066

REPORT AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Wells-Gardner Electronics Corporation:

The audits referred to in our report dated March 18, 2008, included the related financial statement schedule as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2007, 2006 and 2005, included in Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the registration statements (Nos. 2-72090, 2-09137, 33-63920, 33-61535, 33-02981, and 333-72629) on Form S-8 of Wells-Gardner Electronics Corporation of our report dated March 18, 2008, with respect to the consolidated balance sheets of Wells-Gardner Electronics Corporation as of December 31, 2007, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2007, 2006, and 2005 and the related financial statement schedule, which reports appear in or are incorporated by reference in this annual report on Form 10-K of Wells-Gardner Electronics Corporation.

Blackman Kallick LLP

Blackman Kallick, LLP
Chicago, Illinois
March 18, 2008